PUBLIC



SECURITI[illegible] [illegible]MMISSION
[illegible], D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-53687

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
First American Capital and Trading Corp.

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1499 West Palmetto Park Road, Suite 250
(No. and Street)

Boca Raton	Florida	33486
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Divito — 561-948-7470
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lashley, Seland & Rotroff
(Name - *if individual, state last, first, middle name*)

919 West State Road 436, Suite 300, Altamonte Springs	Florida	32714
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

SEC
Mail Processing
Section
MAR 02 2010
Washington, DC
122

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

JD 3/15/2010

OATH OR AFFIRMATION

I, Robert DeVito, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or _______________, as of December 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Jennifer M. Costello
Commission #DD766403
Expires: MAR. 10, 2012
BONDED THRU ATLANTIC BONDING CO., INC.

Signature

Principal
Title

2/25/10
Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST AMERICAN CAPITAL AND TRADING CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Assets

Cash and cash equivalents	$ 78,688
Clearing deposits held by clearing broker	504,092
Due from clearing broker	917,114
Accounts receivable	38,464
Due from affiliate	94,900
Securities purchased, not yet sold	46,959
Prepaid and other assets	53,842
Property and equipment (net of accumulated depreciation of $71,064)	29,808
	$ 1,763,867

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable and accrued expenses	$ 169,601
Payable to brokers and dealers	621,494
Total liabilities	791,095
Stockholder's Equity:	
Common stock, $.01 par value; 10,000 shares Authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	1,101,490
Deficit	(128,728)
Total stockholder's equity	972,772
	$ 1,763,867

The accompanying notes are an integral part of these financial statements.